June 30, 2006

Nili N. Shah

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lennar Corporation

Form 10-K for the Fiscal Year Ended November 30, 2005

Form 10-Q for the Fiscal Quarter Ended February 28, 2006

File No. 001-11749

Dear Ms. Shah:

With this letter, Lennar Corporation responds to your letter dated June 29, 2006, setting forth comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filings and to our response letter to the Staff dated June 13, 2006. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each such comment immediately thereafter.

Form 10-K for Fiscal Year Ended November 30, 2005

Note 4. Operating and Reporting Segments, page 49

1.	We note your response to prior comment 4 which indicated that your homebuilding business is divided into 120 operating segments. We recognize that a multitude of communities run by a number of regional vice presidents presents a challenge in identifying your reportable segments and note your groupings of these segments into geographic regions, consistent with your internal reporting. We encourage you to maintain your geographic presentation. However, we note in Exhibit E of your response that some of the states included in each of the three regions - East, Central and West - do not appear economically similar and do not appear to trend similarly to the other states. However, your response did not address the apparent differences in their economic characteristics and trends.

Please note the following:

•	It appears that New York and Carolinas do not have similar gross margin percentages and operating margin percentages as the remaining states included in your East region.

•	Florida appears to be the only state in the East region that has shown gross margin improvement over the previous six years.

•	Minnesota does not appear economically similar to Illinois, Texas or Colorado when comparing gross margin percentages and operating margin percentages.

•	Illinois’ operating margin appears to be substantially different from Colorado and Texas over the past three years.

•	Arizona’s operating margins do not appear consistent with that of Nevada and California.

Please reconsider your proposed segment disclosures in light of the above differences, as well as other differences noted in Exhibit E or explain why these differences would not be considered an indication of differences in economic characteristics.

We continue to believe that the information in Exhibit E of our response dated June 13, 2006 demonstrates that, with the exception of New York (where we only recently began building homes) and Delaware (where we no longer have a homebuilding division), the states included in each of the three geographic regions – East, Central and West – are economically similar and trend similarly to the other states in their regions. The six-year average gross margin percentages of the states within each of the regions fall within a reasonably narrow band (16% - 26% in the East, 17% - 27% in the Central, 20% - 28% in the West). The fact that some states are at the high end and some are at the low end of a band does not mean that the economic performance of all states is not reasonably similar. No matter how narrow a band may be, there will always be some components at the high end and some components at the low end of the band. Within the overall range of possible gross margin percentages, our results in the various states are quite similar.

With regard to trends, there also was substantial similarity within each region with regard to the most important operating statistics. In the East region, during each of the six years between fiscal 2000 and fiscal 2006, revenues increased in each state, except for one state in one year, and the gross margin dollars increased in each state, except that in two states the gross margin dollars in one of the six years was less than the gross margin in the prior year. In the Central region, revenues increased in each state in each of the six years, except that in two states revenues in one of the six years were lower than in the prior year, and the gross margin dollars increased in each state in each of the six years, except that in three states the gross margin dollars in one of the six years was lower than in the prior year and in one state the gross margin dollars in two of the six years was lower than in the prior year. In the West region, revenues increased in each state in each of the six years, except that in two states revenues in one of the six years were lower than in the prior year, and the gross margin dollars increased in each state in each of the six years, except that the gross margin dollars in one state in one of the six years was lower than in the prior year. We believe this reflects very similar trends within each of the three regions.

Further, the individual states are not homogeneous operating areas. They are groupings of individual divisions that conduct activities in different localities. The gross margin in a state during a particular period depends primarily upon (a) factors that affect the market for new homes nationally (such as prevailing interest rates) and (b) factors at individual divisions and communities within the state (such as when new communities are opened and local employment conditions, which usually reflect local, not statewide, factors, as well as division and community specific factors such as type of product offered, location of the product within the community, view and so forth). Therefore, a comparison of operating results of the separate states or individual divisions within a geographic region is not a meaningful determinant of whether the homebuilding operations throughout the region are economically similar.

If we are going to report operating information on a regional basis, it is important that the regions be understandable and meaningful to investors. A region of “Eastern states except New York and North Carolina” or “Central states except Minnesota and Illinois” would have little meaning. Similarly, an “All Other” grouping consisting of New York, North Carolina, Minnesota, Illinois and Arizona would not be meaningful to investors.

Further, it is important that the composition of the regions be stable, except to the extent we change our management procedures. If inclusion in a “region” depended on having gross margin percentages that are essentially identical with those of all the other states in the “region,” in all likelihood, in every reporting period at least some states would fall out of each region and some states that had previously been part of “All Other” would go into specific regions. This would be extremely confusing to investors and would eliminate the comparability of year-to-year information with respect to the regions (or lead to constant restatements). It would also make the reported information about individual regions misleading (if states with results that differed from the regional median by more than a specific amount were eliminated, the reported results of a geographic area with one or two very poorly performing states would be overstated if those states were eliminated, and the results of a geographic area with one or two exceptionally well performing states would be understated if those states were eliminated).

We believe that if we are going to present information on a geographic basis, the East, West and Central regions described in our June 13 response provide the most meaningful information to readers of our financial statements.

2.	We note your proposal to report the changes to your segment presentation in future filings. Please be advised that we expect you to restate your previously issued financial statements to reflect any changes in your segment presentation, rather than presenting these changes in future filings. We remind you that when you file your restated Form 10-K and Form 10-Q, you should appropriately address the following:

•	an explanatory paragraph in the reissued audit opinion,

•	full compliance with SFAS 154, paragraphs 25 and 26,

•	fully update all affected portions of the document, including MD&A,

•	updated Item 9A disclosures should include the following:

•	a discussion of the restatement and the facts and circumstances surrounding it,

•	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•	changes to internal controls over financial reporting, and

•	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K.

•	updated reports from management and your independent auditors regarding your internal controls over financial reporting.

•	updated certifications.

We continue to believe the treatment of our homebuilding activities as a single reportable segment is in accordance with generally accepted accounting principles, including the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 131. Nonetheless, we propose to disaggregate our homebuilding operations into three regional reportable segments as permitted by paragraph 19 of SFAS 131. When we do this, we will restate, for comparative purposes, the segment information presented in our Annual Report on Form 10-K for the year ended November 30, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2006.

With our restatement, we will also:

•	request that our auditors provide an explanatory paragraph in the reissued audit opinion;

•	fully comply with SFAS 154, paragraphs 25 and 26;

•	fully update all affected portions of each document, including MD&A;

•	update Item 9A to include:

•	a discussion of the restatement and the facts and circumstances surrounding it;

•	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of disclosure controls and procedures; and

•	how the restatement affected our management’s assessments of our internal controls over financial reporting;

•	provide, if necessary, updated reports from management and our independent auditors regarding our internal controls over financial reporting; and

•	updated certifications.

We do not anticipate that there will be any changes to disclosure controls and procedures or internal controls over financial reporting as a result of our decision to change the way we report segment information. As noted above, we continue to believe that the treatment of our homebuilding activities as a single reportable segment is in accordance with generally accepted accounting principles, including the requirements of SFAS 131. We are changing the way we report segment information, because we understand that the staff of the Securities and Exchange Commission has encouraged several national homebuilders to report segment information on a regional, rather than a national, basis, and we have no objection to doing that. However, we believe that the change in the way we report segment information does not indicate a weakness either in our disclosure controls and procedures or in our internal controls over financial reporting.

In particular, we believe the reference in the Staff’s June 29, 2006 letter to preventing “future misstatements of a similar nature” was not appropriate with regard to the decision as to how information about our homebuilding operations should be disaggregated for segment reporting purposes. Even if our judgment about permissible groupings of reportable segments was incorrect (which we believe it was not), that would mean that we should have presented additional information in our reports, not that any information we presented was incorrect or in any manner misleading.

Note 17. Consolidation of Variable Interest Entities, page 64

3.	We note your related party analysis in your response to prior comment 7. Although neither Mr. Miller, your President and CEO, nor his family is an officer or director, or otherwise involved in the management of LNR or its parent, it appears that the Miller family has significant influence over LNR by way of its 20.4% interest in the entity that owns LNR. We also note that you disclose transactions with LNR under the “Related Parties” section of your proxy statement. Accordingly, please provide us with further analysis as to why you do not believe that LNR is a related party, despite the family’s significant influence over LNR. As part of your response, please include your consideration of the discussion of “significant influence” in paragraph 17 of APB 18. Please also provide us with your analysis of paragraph 16 of FIN 46R, particularly paragraph 16.d, regarding whether LNR is a de facto agent. Finally, for those joint ventures in which you and LNR are the investors, please provide us your analysis of paragraph 17 of FIN 46R, regarding the identification of the primary beneficiary of these JV’s.

In addition, please provide us with your analysis of paragraph 13 of FIN 46R. It is unclear whether the assets held by your unconsolidated investments are specified as the only source of payment for specified liabilities. If so, please discuss your consideration of each of your variable interests in concluding that none of these “silos” requires consolidation.

In our prior response, we outlined the procedures and considerations we use in evaluating whether or not entities in which we have an interest are variable interest entities. We have performed those procedures on all of the joint ventures in which we have an interest including those in which LNR Property Corporation also has an interest. As a result of those procedures, we have determined that none of the joint ventures in which Lennar and LNR Property Corporation both have interests are variable interest entities. Therefore, we respectfully submit, that the question of whether or not LNR Property Corporation is a related party has no relevance to the determination of the accounting by Lennar Corporation for those joint ventures. Since they are not variable interest entities no further consideration under FIN 46R was required.

It should be noted that Lennar does not own any interest in LNR Property Corporation. Paragraph 17 of Accounting Principles Board (“APB”) Opinion No. 18 relates to “an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock.” That clearly does not apply to the relationship between Lennar and LNR Property Corporation.

The Staff’s June 29 letter asks for further analysis as to why we do not believe that LNR is a related party in spite of what it refers to as the Miller family’s significant influence over LNR. Paragraph 16 of FIN 46(R) says “For purposes of this interpretation, the term related parties includes those parties identified in SFAS No. 57, Related Party Disclosures, and certain other parties that are de facto agents or de facto principals of the variable interest holder.”

Paragraph 24.f of SFAS 57 includes in its definition of related parties the following regarding significant influence by third parties:

Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Emphasis added.

In fact, neither Stuart Miller nor the Miller family has the ability to exercise significant influence over LNR Property Corporation, much less to significantly influence the management or operating policies of LNR Property Corporation or to prevent LNR Property Corporation from fully pursuing its own separate interests. Stuart Miller and members of his family own 20.4% of the equity of LNR Property Holdings LLC, which in turn owns 100% of LNR Property Corporation. However, funds and accounts managed by Cerberus Capital Management L.P. own 75% of the equity of LNR Property Holdings. Stuart Miller is not an officer, director or employee of either LNR Property Holdings or LNR Property Corporation, has no consulting or other relationship with either of those companies, and does not in any other way participate in the management of either of those companies. Neither Mr. Miller nor his family has any right or ability to influence the management of either LNR Property Holdings or LNR Property Corporation.

Paragraph 17 of APB Opinion No. 18 says the following about what constitutes the ability to exercise significant influence:

Ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in the policy making process, material intercompany transactions, interchange of managerial personnel, or technological dependency. Another important consideration is the extent of ownership by an investor in relation to the concentration of other shareholdings, but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor. . . . In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over the investee. (Emphasis added.)

Under these guidelines, neither Mr. Miller nor his family has the ability to exercise significant influence over LNR Property Corporation:

•	They are not represented on the board of directors of LNR Property Corporation or its parent, LNR Property Holdings;

•	They do not participate in the policy making process of either company;

•	They do not engage in transactions with either company (other than their ownership of securities they bought when LNR Property Holdings was originally capitalized so it could purchase LNR Property Corporation);

•	They are not managerial personnel, and have no control over who are the managerial personnel, of either company;

•	Neither company is technologically dependent on Mr. Miller or anyone in his family; and

•	Their equity interest in LNR Property Holdings is small in comparison to the 75% equity control of Cerberus Capital Management L.P.

Accordingly, even if the standard in APB 18 were the standard to be applied under FIN 46(R) in determining whether we and LNR Property Corporation are related parties, there is ample “evidence to the contrary” rebutting any presumption that the Miller family’s 20.4% interest in LNR Property Holdings gives Stuart Miller or his family the ability to exercise significant influence over LNR Property Corporation.

However, the standard in APB 18 is not the standard that is applicable to FIN 46(R). The standard that is applicable to FIN 46(R) (i.e., the standard in SFAS 57) is whether a person can significantly influence the management or operating policies of the transacting parties or has an ownership interest in one and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. There is nothing that enables Mr. Miller or his family to significantly influence the management or operating policies of LNR Property Corporation or to prevent LNR Property Corporation from fully pursuing its own separate interests.

The Staff’s June 29, 2006 letter notes that we disclose transactions with LNR under the “Related Parties” section of our proxy statement. The disclosure of transactions with LNR Property Corporation in our proxy statement is made to comply with the requirement in Item 404(b) of Regulation S-K that we describe our relationship and the amount of business done during the last fiscal year, or proposed to be done during the current fiscal year, with any entity with which the registrant has done at least specified amounts of business if “the nominee or director is, or during the last fiscal year has been, an executive officer of, or owns, or during the last fiscal year has owned, of record or beneficially in excess of 10 percent equity interest in,” the entity. That test is very different from the tests in SFAS 57 and APB 18.

We have considered whether LNR Property Corporation might be a de facto agent of Lennar Corporation with regard to joint ventures that are variable interest entities. Under paragraph 16 of FIN 46(R), a party is a de facto agent of an enterprise with regard to an entity if the party has an agreement that it cannot sell, transfer or encumber its interests in the entity without the prior approval of the enterprise, but “only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests.”

There are no restrictions on LNR’s right to grant security interests in (i.e., to pledge) its ownership interests in entities that are jointly owned by it and Lennar, or in the ability of the holders of the security interests to sell the ownership interests upon foreclosure. Further, LNR’s ownership interests are freely transferable to its subsidiaries and its parent (which includes funds managed by Cerberus). Finally, while at least in many instances there are restrictions on LNR’s (and Lennar’s) rights to sell its ownership interests, in order to prevent a sale by LNR (in some instances after a specified date), Lennar or the entity must exercise a right of first refusal and purchase the interest for the proposed sale price. Accordingly, the restrictions do not constrain LNR’s ability to manage the economic risks or realize the economic rewards from its interests through the sale, transfer or encumbrance of those interests.

As discussed above, we have determined that Lennar’s joint ventures with LNR Property Corporation are not variable interest entities. Paragraph 13 of FIN 46(R) states that the “silo” determination “does not apply unless the entity has been determined to be a variable interest entity.” Therefore, the consideration of “silos” in relation to our unconsolidated investments with LNR is not applicable.

With respect to other joint ventures, as part of our analysis of each of our variable interests, we consider if the variable interests are variable interests in specified assets of the joint venture. If we determine we do have a variable interest in specified assets of a variable interest entity and those assets are the sole source of payment of specific debt in accordance with paragraph 13, we would consolidate a portion of the entity consisting of the assets in which we have a variable interest and the related debt encumbered by such assets. We have not had any variable interests that meet these criteria as all of our joint ventures have debt arrangements that are encumbered by all of the joint venture assets.

4.	We note your proposed revisions to future filings, in response prior comment 9. Please clarify these disclosures to address the following:

•	How you determine whether your investments in option contacts are impaired, including the accounting literature you apply. This disclosure should address the qualitative “trigger” events that you consider in testing these investments for impairment, as well as how you perform the impairment test.

•	How you determine fair market value of your investments in option contacts.

•	You state that you acquire homesites based on a predetermined takedown schedule. Please clarify whether you are obligated to comply with this predetermined schedule. If so, please clarify the time difference between when the schedule is established and when the options are required to be exercised in accordance with the schedule. Please also quantify and discuss your obligations upon exercise and the timing of such obligations in the contractual obligations section of your management’s discussion and analysis. If you are not obligated to comply with this predetermined schedule, please clarify the extent to which you have the ability to walk away from the homesites without penalty, leaving the options to expire unexercised.

We will provide in future filings the following additional disclosures regarding our option contracts.

We review option contracts for impairment during each reporting period and, more frequently, if indicators of impairment arise in accordance with SFAS No. 144. The most significant indicator of impairment is a decline in the market value of the optioned property such that the purchase and development of the optioned property would no longer be economically advantageous to us. Such declines could be caused by a variety of factors including increased competition, decreases in demand or changes in local regulations which adversely impact the cost of development. Changes in any of these factors would cause us to re-evaluate the likelihood of exercising our land options.

Our land options do not meet the definition of a derivative because they do not contain a net settlement provision and qualify under the normal purchases exclusion of paragraph 10(b) of SFAS No. 133 (as amended by SFAS No. 138). Consequently, these options are not required to be marked-to-market each period. We do, however, measure the market value of our option deposits when indicators of impairment arise. When necessary, we write down the option deposits to the lower of cost or fair value. We measure the fair value of the option deposits at the amount an independent third party would be willing to pay to gain access to the optioned land at the specified take-down prices.

Each option contract contains a predetermined take-down schedule for the optioned land parcels. However, in almost all instances, we are not required to purchase land in accordance with those take-down schedules. In substantially all instances, we have the right and ability to not exercise our option and forfeit our deposit without further penalty, other than termination of the option and resulting loss of any unapplied portion of our deposit and any pre-acquisition costs. Therefore, we do not consider the take-down price to be a firm contractual obligation. When we permit an option to terminate, we write off any unapplied deposit and pre-acquisition costs that will be lost. During our most recently ended quarter, we wrote off $21.8 million of option deposits and pre-acquisition costs on option contracts where we determined not to exercise the option.

In very limited cases, the land seller can enforce the take-down schedule by forcing us to exercise the option. In these instances, we believe that the option is really a financing arrangement under SFAS No. 49; thus we include the optioned property and related take-down liability in our consolidated financial statements.

In addition to the foregoing disclosure, to the extent it is material, we will include in future filings information regarding options that are specifically enforceable by the land owners in our management’s discussion and analysis of financial condition and results of operations in future filings.

* * * * *

We believe the responses provided above fully address the Staff’s comments. If you have any questions or comments regarding this filing, please contact me by telephone at 305.559.4000 or by telecopy at 305.229.6650.

Thank you for your attention.

With best regards,

/s/ Bruce E. Gross
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation

cc:	Melissa N. Rocha, CPA, Division of Corporation Finance

David Bernstein, Esq., Clifford Chance US LLP

Peter Pruitt, CPA, Deloitte & Touche LLP

Stuart Miller, President and Chief Executive Officer, Lennar Corporation

Jonathan Jaffe, Vice President and Chief Operating Officer, Lennar Corporation

Mark Sustana, Secretary and General Counsel, Lennar Corporation